Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of (Loss) Earnings

		Three Months Ended September 30		Nine Months Ended September 30

	Note	2020	2019	2020	2019

			Note 1		Note 1

SALES	2	4,205	4,169	16,807	16,581

Freight, transportation and distribution		204	210	653	596

Cost of goods sold		3,004	2,819	12,129	11,558

GROSS MARGIN		997	1,140	4,025	4,427

Selling expenses		676	607	2,081	1,835

General and administrative expenses		107	97	312	287

Provincial mining and other taxes		58	92	163	253

Share-based compensation expense (recovery)		29	(21)	9	95

Impairment of assets	3	823	-	823	33

Other expenses	4	26	37	138	125

(LOSS) EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		(722)	328	499	1,799

Finance costs		129	147	401	413

(LOSS) EARNINGS BEFORE INCOME TAXES		(851)	181	98	1,386

Income tax (recovery) expense	5	(264)	40	(45)	346

NET (LOSS) EARNINGS		(587)	141	143	1,040

NET (LOSS) EARNINGS PER SHARE (“EPS”)

Basic		(1.03)	0.25	0.25	1.78

Diluted		(1.03)	0.24	0.25	1.77

Weighted average shares outstanding for basic EPS		569,146,000	572,887,000	569,818,000	585,421,000

Weighted average shares outstanding for diluted EPS		569,146,000	573,702,000	569,818,000	586,335,000

Condensed Consolidated Statements of Comprehensive (Loss) Income

	Three Months Ended September 30		Nine Months Ended September 30

(Net of related income taxes)	2020	2019	2020	2019

NET (LOSS) EARNINGS	(587)	141	143	1,040

Other comprehensive income (loss)

Items that will not be reclassified to net (loss) earnings:

Net actuarial gain on defined benefit plans	-	-	3	-

Net fair value loss on investments	(4)	(11)	(25)	(26)

Items that have been or may be subsequently reclassified to net (loss) earnings:

Gain (loss) on currency translation of foreign operations	69	(71)	(52)	(36)

Other	6	7	(12)	5

OTHER COMPREHENSIVE INCOME (LOSS)	71	(75)	(86)	(57)

COMPREHENSIVE (LOSS) INCOME	(516)	66	57	983

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

	Note	2020	2019	2020	2019

			Note 1		Note 1

OPERATING ACTIVITIES

Net (loss) earnings		(587)	141	143	1,040

Adjustments for:

Depreciation and amortization		500	457	1,490	1,363

Share-based compensation expense (recovery)		29	(21)	9	95

Impairment of assets	3	823	-	823	33

(Recovery of) provision for deferred income tax		(161)	31	(99)	178

Other long-term liabilities and miscellaneous		(121)	(23)	(221)	(23)

Cash from operations before working capital changes		483	585	2,145	2,686

Changes in non-cash operating working capital:

Receivables		692	624	(1,455)	(1,427)

Inventories		407	541	1,153	1,239

Prepaid expenses and other current assets		(77)	(23)	936	801

Payables and accrued charges		(2,190)	(1,138)	(2,234)	(2,053)

CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(685)	589	545	1,246

INVESTING ACTIVITIES

Additions to property, plant and equipment		(266)	(518)	(927)	(1,177)

Additions to intangible assets		(19)	(43)	(87)	(118)

Business acquisitions, net of cash acquired	10	(43)	(348)	(216)	(837)

Proceeds from disposal of discontinued operations, net of tax		-	-	-	55

Purchase of investments		(13)	(42)	(79)	(164)

Other		(15)	47	100	108

CASH USED IN INVESTING ACTIVITIES		(356)	(904)	(1,209)	(2,133)

FINANCING ACTIVITIES

Transaction costs on long-term debt		-	-	(15)	(29)

Proceeds from short-term debt, net		397	575	601	1,534

Proceeds from long-term debt	8	14	-	1,520	1,510

Repayment of long-term debt	8	-	(11)	(507)	(1,010)

Repayment of principal portion of lease liabilities		(69)	(49)	(203)	(166)

Dividends paid	9	(257)	(244)	(771)	(764)

Repurchase of common shares	9	-	-	(160)	(1,930)

Issuance of common shares		-	1	-	18

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		85	272	465	(837)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		6	(5)	(7)	(22)

DECREASE IN CASH AND CASH EQUIVALENTS		(950)	(48)	(206)	(1,746)

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		1,415	616	671	2,314

CASH AND CASH EQUIVALENTS – END OF PERIOD		465	568	465	568

Cash and cash equivalents comprised of:

Cash		328	326	328	326

Short-term investments		137	242	137	242

		465	568	465	568

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		85	111	334	353

Income taxes paid		27	46	92	1

Total cash outflow for leases		78	89	266	253

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE – DECEMBER 31, 2018	608,535,477	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	-	1,040	1,040

Other comprehensive (loss) income	-	-	-	(26)	-	(36)	5	(57)	-	(57)

Shares repurchased (Note 9)	(36,066,766)	(992)	-	-	-	-	-	-	(886)	(1,878)

Dividends declared	-	-	-	-	-	-	-	-	(496)	(496)

Effect of share-based compensation including issuance of common shares	431,485	21	13	-	-	-	-	-	-	34

Transfer of net loss on sale of investment	-	-	-	4	-	-	-	4	(4)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	8	8	-	8

BALANCE – SEPTEMBER 30, 2019	572,900,196	15,769	244	(29)	-	(287)	(20)	(336)	7,399	23,076

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869

Net earnings	-	-	-	-	-	-	-	-	143	143

Other comprehensive (loss) income	-	-	-	(25)	3	(52)	(12)	(86)	-	(86)

Shares repurchased (Note 9)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(770)	(770)

Effect of share-based compensation including issuance of common shares	35,706	1	10	-	-	-	-	-	-	11

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	13	13	-	13

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-

BALANCE – SEPTEMBER 30, 2020	569,145,935	15,667	203	(54)	-	(256)	(17)	(327)	6,477	22,020

1 Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2 All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		September 30		December 31

As at	Note	2020	2019	2019

ASSETS

Current assets

Cash and cash equivalents		465	568	671

Receivables		5,056	4,843	3,542

Inventories		3,829	3,873	4,975

Prepaid expenses and other current assets		531	440	1,477

		9,881	9,724	10,665

Non-current assets

Property, plant and equipment	3	19,308	20,045	20,335

Goodwill	10	12,179	11,983	11,986

Other intangible assets		2,352	2,330	2,428

Investments		809	809	821

Other assets		742	538	564

TOTAL ASSETS		45,271	45,429	46,799

LIABILITIES

Current liabilities

Short-term debt	7	1,644	2,287	976

Current portion of long-term debt	8	-	501	502

Current portion of lease liabilities		230	219	214

Payables and accrued charges		5,239	4,615	7,437

		7,113	7,622	9,129

Non-current liabilities

Long-term debt	8	10,041	8,555	8,553

Lease liabilities		847	793	859

Deferred income tax liabilities	5	3,053	3,137	3,145

Pension and other post-retirement benefit liabilities		446	425	433

Asset retirement obligations and accrued environmental costs		1,575	1,662	1,650

Other non-current liabilities		176	159	161

TOTAL LIABILITIES		23,251	22,353	23,930

SHAREHOLDERS’ EQUITY

Share capital	9	15,667	15,769	15,771

Contributed surplus		203	244	248

Accumulated other comprehensive loss		(327)	(336)	(251)

Retained earnings		6,477	7,399	7,101

TOTAL SHAREHOLDERS’ EQUITY		22,020	23,076	22,869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		45,271	45,429	46,799

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2020

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or the “Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2019 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2019 annual consolidated financial statements.

Certain immaterial 2019 figures have been reclassified in the condensed consolidated statements of (loss) earnings, condensed consolidated statements of cash flows and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impact of the COVID-19 pandemic. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Accounting estimates and other matters assessed include the allowance for expected credit losses of receivables from customers, inventory valuation, goodwill and other long-lived assets, financial assets, tax assets, pension obligation and assets, and revenue recognition. Based on our current assessment, there was not a material impact to these interim financial statements. As additional information becomes available, the future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on November 2, 2020.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. Sales reported under our Corporate and Others segment primarily relates to our non-core Canadian business which was sold in the third quarter of 2020.

In the third quarter of 2020, our Chief Operating Decision Maker changed the measure used to evaluate the performance of our operating segments from net earnings (loss) before finance costs, income taxes, and depreciation and amortization (“EBITDA”) to adjusted EBITDA. Adjusted EBITDA provides a better indication of the segments performance as it excludes the impact of impairments and other costs that are centrally managed by our corporate function. Due to the change in the measurement of the segments, we have presented adjusted EBITDA for the comparative periods.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,712	634	524	312	23	-	4,205

– intersegment	8	63	103	40	-	(214)	-

Sales – total	2,720	697	627	352	23	(214)	4,205

Freight, transportation and distribution	-	106	87	60	-	(49)	204

Net sales	2,720	591	540	292	23	(165)	4,001

Cost of goods sold	2,059	303	482	293	20	(153)	3,004

Gross margin	661	288	58	(1)	3	(12)	997

Selling expenses	669	3	7	1	(4)	-	676

General and administrative expenses	34	2	3	2	66	-	107

Provincial mining and other taxes	-	58	-	-	-	-	58

Share-based compensation expense	-	-	-	-	29	-	29

Impairment of assets	-	22	27	769	5	-	823

Other (income) expenses	(34)	(1)	(16)	10	67	-	26

(Loss) earnings before finance costs and income taxes	(8)	204	37	(783)	(160)	(12)	(722)

Depreciation and amortization	170	124	131	60	15	-	500

EBITDA	162	328	168	(723)	(145)	(12)	(222)

Acquisition and integration related costs	-	-	-	-	10	-	10

Share-based compensation expense	-	-	-	-	29	-	29

Impairment of assets	-	22	27	769	5	-	823

COVID-19 related expenses	-	-	-	-	11	-	11

Foreign exchange loss, net of related derivatives	-	-	-	-	13	-	13

Loss on disposal of business	-	-	-	-	6	-	6

Adjusted EBITDA	162	350	195	46	(71)	(12)	670

Assets – at September 30, 2020	19,722	12,005	10,805	1,362	1,760	(383)	45,271

	Three Months Ended September 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,489	748	564	333	35	-	4,169

– intersegment	10	68	115	43	-	(236)	-

Sales – total	2,499	816	679	376	35	(236)	4,169

Freight, transportation and distribution	-	107	77	62	-	(36)	210

Net sales	2,499	709	602	314	35	(200)	3,959

Cost of goods sold	1,844	303	469	329	35	(161)	2,819

Gross margin	655	406	133	(15)	-	(39)	1,140

Selling expenses	601	2	7	2	(5)	-	607

General and administrative expenses	28	-	4	-	65	-	97

Provincial mining and other taxes	-	83	1	-	8	-	92

Share-based compensation recovery	-	-	-	-	(21)	-	(21)

Other (income) expenses	(12)	1	1	7	40	-	37

Earnings (loss) before finance costs and income taxes	38	320	120	(24)	(87)	(39)	328

Depreciation and amortization	152	110	127	58	10	-	457

EBITDA	190	430	247	34	(77)	(39)	785

Merger and related costs	-	-	-	-	21	-	21

Share-based compensation recovery	-	-	-	-	(21)	-	(21)

Foreign exchange loss, net of related derivatives	-	-	-	-	2	-	2

Adjusted EBITDA	190	430	247	34	(75)	(39)	787

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	12,091	1,798	1,925	923	70	-	16,807

– intersegment	27	191	481	146	-	(845)	-

Sales – total	12,118	1,989	2,406	1,069	70	(845)	16,807

Freight, transportation and distribution	-	293	335	187	-	(162)	653

Net sales	12,118	1,696	2,071	882	70	(683)	16,154

Cost of goods sold	9,316	878	1,708	862	63	(698)	12,129

Gross margin	2,802	818	363	20	7	15	4,025

Selling expenses	2,068	7	19	4	(17)	-	2,081

General and administrative expenses	102	5	7	7	191	-	312

Provincial mining and other taxes	-	161	1	-	1	-	163

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	22	27	769	5	-	823

Other (income) expenses	(13)	4	(25)	19	153	-	138

Earnings (loss) before finance costs and income taxes	645	619	334	(779)	(335)	15	499

Depreciation and amortization	488	329	453	179	41	-	1,490

EBITDA	1,133	948	787	(600)	(294)	15	1,989

Acquisition and integration related costs	-	-	-	-	38	-	38

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	22	27	769	5	-	823

COVID-19 related expenses	-	-	-	-	30	-	30

Foreign exchange loss, net of related derivatives	-	-	-	-	4	-	4

Loss on disposal of business	-	-	-	-	6	-	6

Adjusted EBITDA	1,133	970	814	169	(202)	15	2,899

Assets – at September 30, 2020	19,722	12,005	10,805	1,362	1,760	(383)	45,271

	Nine Months Ended September 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,022	2,328	2,033	1,099	99	-	16,581

– intersegment	28	178	487	160	-	(853)	-

Sales – total	11,050	2,506	2,520	1,259	99	(853)	16,581

Freight, transportation and distribution	-	252	275	178	-	(109)	596

Net sales	11,050	2,254	2,245	1,081	99	(744)	15,985

Cost of goods sold	8,546	892	1,652	1,092	99	(723)	11,558

Gross margin	2,504	1,362	593	(11)	-	(21)	4,427

Selling expenses	1,816	7	21	5	(14)	-	1,835

General and administrative expenses	82	-	11	3	191	-	287

Provincial mining and other taxes	-	237	2	1	13	-	253

Share-based compensation expense	-	-	-	-	95	-	95

Impairment of assets	-	-	-	-	33	-	33

Other expenses (income)	39	(2)	(27)	20	95	-	125

Earnings (loss) before finance costs and income taxes	567	1,120	586	(40)	(413)	(21)	1,799

Depreciation and amortization	433	324	394	180	32	-	1,363

EBITDA	1,000	1,444	980	140	(381)	(21)	3,162

Merger and related costs	-	-	-	-	57	-	57

Share-based compensation expense	-	-	-	-	95	-	95

Impairment of assets	-	-	-	-	33	-	33

Foreign exchange loss, net of related derivatives	-	-	-	-	14	-	14

Adjusted EBITDA	1,000	1,444	980	140	(182)	(21)	3,361

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended September 30		Nine Months Ended September 30

	2020	2019	2020	2019

Retail sales by product line

Crop nutrients	780	769	4,092	4,082

Crop protection products	1,328	1,318	4,774	4,348

Seed	103	60	1,638	1,613

Merchandise	234	135	703	387

Services and other	275	217	911	620

	2,720	2,499	12,118	11,050

Potash sales by geography

Manufactured product

North America	358	437	1,002	1,084

Offshore [1]	339	379	987	1,421

Other potash and purchased products	-	-	-	1

	697	816	1,989	2,506

Nitrogen sales by product line

Manufactured product

Ammonia	129	172	576	713

Urea	214	239	780	801

Solutions, nitrates and sulfates	177	193	606	613

Other nitrogen and purchased products	107	75	444	393

	627	679	2,406	2,520

Phosphate sales by product line

Manufactured product

Fertilizer	216	205	622	752

Industrial and feed	105	119	342	359

Other phosphate and purchased products	31	52	105	148

	352	376	1,069	1,259

1 Relates to Canpotex Limited (“Canpotex”) (Note 12).

NOTE 3  IMPAIRMENT OF ASSETS

During the three and nine months ended September 30, 2020, we recorded the following impairments of assets in the statement of (loss) earnings relating to our property plant and equipment:

Cash-generating units (“CGUs”)	Aurora	White Springs
Segment	Phosphate
Impairment indicator	Lower long-term forecasted global phosphate prices
Pre-tax impairment loss ($)	545	215
Recoverable value ($)	995 (post-tax)	160 (pre-tax)
Valuation technique	Fair value less costs of disposal (“FVLCD”) a Level 3 measurement	Value in use
Key assumptions
End of mine life (proven and probable reserves) (year)	2050	2029
Long-term growth rate (%)	2.0	n/a
Post-tax discount rate (%)	10.5	12.0 (pre-tax - 16.0)

For our Aurora CGU, the recoverable value was based on after-tax discounted cash flows (using a five-year projection and a terminal year thereafter to the expected mine life), which incorporated assumptions an independent market participant would apply. For our White Springs CGU, the recoverable value was based on pre-tax discounted cash flows until the end of the mine life.

The recoverable value is most sensitive to the following key assumptions: our internal sales price forecasts which consider projections from an independent third-party data source, discount rates, long-term growth rates, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, mineral reserve technical reports, as well as industry and market trends.

Unaudited	In millions of US dollars except as otherwise noted

The following table highlights sensitivities to the recoverable value which could result in additional impairment losses or reversals of previously recorded losses. The sensitivities have been calculated independently of changes in other key variables.

	Aurora
Key Assumptions		Change in Assumption		Increase (Decrease) to Recoverable Value ($)

Net selling price	±	10 per tonne	±	150

Discount rate	±	1.0 percentage point	±	120

For our White Springs CGU, there were no reasonably possible changes in the key assumptions that would result in a substantial change in the recoverable value.

At September 30, 2020, we performed impairment testing on the Trinidad CGU, part of our Nitrogen segment, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices. No impairment resulted from comparing the carrying value of the Trinidad CGU to its recoverable value determined on a FVLCD methodology. FVLCD was based on after-tax discounted cash flows (using a five-year projection and a 2.0% terminal growth rate) discounted at a post-tax rate of 12.6%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Trinidad CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value

Net selling price (5-year average)	4 percent decrease

Production volumes (5-year average)	5 percent decrease

Discount rate (post-tax)	0.9 percentage point increase

During the nine months ended September 30, 2020, we also recorded $63 of impairment losses relating to other non-current assets.

NOTE 4  OTHER EXPENSES (INCOME)

	Three Months Ended September 30		Nine Months Ended September 30

	2020	2019	2020	2019

Merger and related costs	-	21	-	57

Acquisition and integration related costs	10	-	38	-

Foreign exchange loss, net of related derivatives	14	2	1	14

Earnings of equity-accounted investees	(23)	(6)	(46)	(53)

Bad debt (recovery) expense	(18)	3	9	38

COVID-19 related expenses	11	-	30	-

Loss on disposal of business	6	-	6	-

Other expenses	26	17	100	69

	26	37	138	125

Unaudited	In millions of US dollars except as otherwise noted

NOTE 5  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30

	2020	2019	2020	2019

Income tax (recovery) expense	(264)	40	(45)	346

Actual effective tax rate on loss/earnings (%)	26	22	14	25

Actual effective tax rate including discrete items (%)	31	22	(47)	25

Discrete tax adjustments that impacted the tax rate	(48)	1	(59)	5

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at September 30, 2020	As at December 31, 2019
Income tax assets

Current	Receivables	50	104

Non-current	Other assets	213	36

Deferred income tax assets	Other assets	258	249

Total income tax assets		521	389

Income tax liabilities

Current	Payables and accrued charges	105	43

Non-current	Other non-current liabilities	40	44

Deferred income tax liabilities	Deferred income tax liabilities	3,053	3,145

Total income tax liabilities		3,198	3,232

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 12 of the 2019 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	September 30, 2020			December 31, 2019

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	465	-	465	671	-	671

Derivative instrument assets	31	-	31	5	-	5

Other current financial assets - marketable securities [2]	155	23	132	193	27	166

Investments at FVTOCI [3]	135	135	-	161	161	-

Derivative instrument liabilities	(35)	-	(35)	(33)	-	(33)

Amortized cost

Current portion of long-term debt

Notes and debentures	-	-	-	(494)	-	(503)

Fixed and floating rate debt	-	-	-	(8)	-	(8)

Long-term debt

Notes and debentures	(10,003)	(7,911)	(3,494)	(8,528)	(1,726)	(7,440)

Fixed and floating rate debt	(38)	-	(38)	(25)	-	(25)

1 During the period ended September 30, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7  SHORT-TERM DEBT

Short-term debt was comprised of:

	Rate of Interest (%)	Total Facility Limit as at September 30, 2020	As at September 30, 2020	As at December 31, 2019

Credit facilities

Unsecured revolving term credit facility	NIL	4,500	-	-

Uncommitted revolving demand facility	NIL	500	-	-

Other credit facilities [1]	0.8 - 9.5	600	193	326

Commercial paper	0.2 - 0.6		1,451	650

			1,644	976

1 Other credit facilities are unsecured and consist of South American facilities with debt of $143 (December 31, 2019 – $149) and interest rates ranging from 2.0 percent to 9.5 percent, Australian facilities with debt of $24 (December 31, 2019 – $157) and an interest rate of 1.3 percent, and other facilities with debt of $26 (December 31, 2019 – $20) and interest rates ranging from 0.8 percent to 4.0 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities.

During the nine months ended September 30, 2020, we entered into new committed revolving credit facilities totaling approximately $1,500, all with the same principal covenants and events of default as our existing credit facilities. We closed these credit facilities after the issuance of the new notes as described in Note 8.

NOTE 8  LONG-TERM DEBT

The following tables summarize our long-term debt issuances and repayment activities during the nine months ended September 30, 2020:

	Rate of interest (%)	Maturity	Amount

Notes issued 2020	1.900	May 13, 2023	500

Notes issued 2020	2.950	May 13, 2030	500

Notes issued 2020	3.950	May 13, 2050	500

			1,500

The notes issued in 2020 are unsecured, rank equally with our existing unsecured notes, and have no sinking fund requirements prior to maturity. Each series is redeemable and provides for redemption prior to maturity, at our option, at specified prices.

	Rate of interest (%)	Maturity	Amount

Notes repaid 2020	4.875	March 30, 2020	500

In March 2020, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5,000 of common shares, debt and other securities during a period of 25 months from March 16, 2020. Issuance of securities requires us to file a prospectus supplement and is subject to availability of funding in capital markets. During the nine months ended September 30, 2020, we filed a prospectus supplement to issue $1,500 of notes, as described above.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 9  SHARE CAPITAL

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2019 Normal Course Issuer Bid [1]	February 20, 2019	February 26, 2020	42,164,420
2020 Normal Course Issuer Bid [2]	February 18, 2020	February 26, 2021	28,572,458

1 The 2019 normal course issuer bid permitted the repurchase of up to 7 percent of our outstanding common shares for cancellation. As of the expiry date, we had repurchased 33,256,668 of the maximum shares for repurchase.

2 The 2020 normal course issuer bid permits the repurchase of up to 5 percent of our outstanding common shares for cancellation and can expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended September 30		Nine Months Ended September 30

	2020	2019	2020	2019

Number of common shares repurchased for cancellation	-	-	3,832,580	36,066,766

Average price per share (US dollars)	-	-	41.96	52.07

Total cost	-	-	160	1,878

Dividends declared

We declared dividends per share of $0.45 (2019 – $0.45) during the three months ended September 30, 2020, payable on October 16, 2020 to shareholders of record on September 30, 2020 and $1.35 (2019 – $0.88) during the nine months ended September 30, 2020.

NOTE 10  BUSINESS ACQUISITIONS

Ruralco

On September 30, 2019, we acquired Ruralco Holdings Limited (“Ruralco”) for a purchase price, net of cash and cash equivalents acquired, of $330. We have completed our assessment of identifying and measuring all the assets acquired and liabilities assumed. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. The significant fair value considerations used in determining the allocation of purchase price are consistent with those disclosed in Note 4 of the 2019 annual consolidated financial statements.

Other Acquisitions

During the nine months ended September 30, 2020, we acquired several businesses, the largest of which was Tec Agro Group, a leading agriculture retailer in Brazil. The acquired businesses include 37 Retail locations in North and South America and Australia. Expected benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products and services, an increased customer base and workforce, and synergies between Nutrien and the acquired businesses.

Unaudited	In millions of US dollars except as otherwise noted

The fair values allocated to the acquired assets and assumed liabilities were as follows:

	September 30, 2020
	Ruralco				Other Acquisitions
	Preliminary [1]	Adjustments	Final Fair Value		Preliminary
Receivables	318	(2)	316	[2]	69
Inventories	115	(3)	112		63
Prepaid expenses and other current assets	8	(1)	7		4
Property, plant and equipment	136	4	140		53
Goodwill	207	29	236		184
Other intangible assets	210	(2)	208		-
Investments	15	-	15		-
Other assets	16	(14)	2		-
Total assets	1,025	11	1,036		373
Short-term debt	167	-	167		36
Payables and accrued charges	363	(39)	324		111
Lease liabilities, including current portion	110	-	110		-
Deferred income tax liabilities	42	(11)	31		1
Other non-current liabilities	13	61	74		9
Total liabilities	695	11	706		157
Total consideration	330	-	330		216

1 As previously reported in our second quarter financial statements. We recorded additional adjustments to the preliminary fair value primarily related to changes in the preliminary valuation assumptions, including refinement of our liabilities. All measurement period adjustments were offset against goodwill.

2 Includes receivables from customers with gross contractual amounts of $260, of which $7 are considered to be uncollectible.

Financial information related to business acquisitions is as follows:

Pro Forma [1]	Other Acquisitions

Sales	320

EBIT	24

1 Estimated annual sales and earnings before finance costs and income taxes (“EBIT”) if acquisitions occurred at January 1, 2020.

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020

From date of acquisition	Other Acquisitions	Other Acquisitions

Sales	60	100

EBIT	6	6

NOTE 11  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 12  RELATED PARTY TRANSACTIONS

We sell potash from our Canadian mines for use outside Canada and the United States exclusively to Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	September 30, 2020	December 31 ,2019

Receivables from Canpotex	201	194